d·local

Earnings Release

2Q26



2Q26 Earnings Release

dLocal reports in US dollars and in accordance with IFRS as issued by the IASB

Montevideo, Uruguay, August 13, 2026 – DLocal Limited ("dLocal", "we", "us", and "our") (NASDAQ:DLO), the leading cross-border payment platform connecting global merchants to emerging markets today announced its financial results for the second quarter ended June 30, 2026.

d·local

2Q26 Key Business Highlights


Total Payment Volume billions
RECORD
2Q26
17.7
1Q26
14.1
2Q25
9.2

US$17.7B

▲+92% YoY ▲+26% QoQ ▲+80% YoY Constant Currency


Revenue millions
RECORD
2Q26
400
1Q26
336
2Q25
256

US$400M

▲+56% YoY ▲+19% QoQ ▲+50% YoY Constant Currency


Gross Profit millions
RECORD
2Q26
127
1Q26
119
2Q25
99

US$127M

▲+29% YoY ▲+7% QoQ ▲+23% YoY Constant Currency


Operating Profit millions
2Q26
64
1Q26
53
2Q25
56

US$64M

▲+15% YoY ▲+22% QoQ


Net income millions
2Q26
55
1Q26
42
2Q25
43

US$55M

▲+28% YoY ▲+31% QoQ

TPV reached nearly **$18B (+92% YoY)**, the **7th** consecutive quarter of 50%+ growth, and continued acceleration over the last 5 quarters.

Record gross profit: **$127M (+29% YoY)**.

Operating profit: **$64M (+15% YoY)**, with Operating Profit/Gross Profit ratio reaching 50% (**+6 p.p. QoQ**); **operating leverage to improve in 2H26**.

Net income at **$55M (+28% YoY)**, diluted EPS **$0.18** (vs. $0.14 in 1Q26).

Adj. Free Cash Flow **$69M (+41% YoY)**, Adj. FCF/Net income conversion of **125%**.

Guidance update: TPV guidance **raised to 60–70% YoY** and Gross profit to **25–30% YoY; Operating profit guidance maintained at 27.5–32.5% YoY.**

dLocal added to US small-cap **Russell 2000® Index**[1]

[1] The Company was added as a member of the US small-cap Russell 2000® Index, effective when the US market opens on June 29 as part of the 2026 Russell indexes reconstitution. More information available at https://dlocal.gcs-web.com/news-releases/news-release-details/dlocal-added-membership-us-small-cap-russell-2000r-index


d-local

Letter to Shareholders

PEDRO ARNT CEO dLocal

Our results for the second quarter of 2026 are yet another proof point of our continued traction and execution.

TPV reached $17.7 billion, accelerating to 92% year-over-year, the highest growth rate since the first quarter of 2022. We processed more in the second quarter than we did in all of 2023.

Our net revenue retention was 153%, the fifth straight quarter above 140%, as we continue to deepen our relationships with merchants. Gross profit reached $127 million, up 29% year-over-year, bringing us to an annualized gross profit run rate of more than $500 million.

Our operating leverage is improving, with Operating Profit as a percentage of Gross Profit increasing 6 percentage points quarter over quarter to reach 50%. As previously communicated, we expect further operating leverage improvements over the next two quarters as we benefit from the deployment of the automation and AI capabilities in which we have been investing, as well as from spending in key areas that was front-loaded to the first half of the year.

TPV growth has remained above 50% year-over-year for seven consecutive quarters, with the last three quarters at or above 70%. Growth has also accelerated over the past five quarters, reaching its highest year-over-year rate in four years.

Although the pace and scale of this growth will naturally create more demanding comparisons as we move through the second half of the year and into 2027, what we are seeing today reflects the positive returns on the investments we have made in our platform and portfolio of licenses. It is also a testament to the trust merchants place in us as they build and grow across emerging markets.

That trust is a direct result of the execution of our value proposition. Through a single integration, merchants access the locally relevant payment methods, local card schemes and financial infrastructure they need to operate and grow across more than 60 emerging markets. Our licenses, local teams and operating expertise help them navigate complexity and improve performance in each country, substantially increasing their chances of a successful go-to-market deployment in the markets where they partner with us.

Today, more than 760 leading global merchants trust dLocal. This includes four of the largest ride-hailing companies operating in emerging markets, five of the ten largest e-commerce platforms, the top five video streaming platforms and seven of the ten largest remittance companies, among many other of the world's leading businesses[1].

The trust these merchants place in us is translating into deeper relationships over time as they add countries, payment methods and products. Our TPV retention rate of 188% this quarter demonstrates this.

This quarter, several Tier 0 merchants had significant ramp-ups in some of our largest markets, including Brazil, Mexico and Argentina, demonstrating that the opportunity remains substantial even in more established markets. We also continue to see merchants expand into new geographies at a rapid pace.

Across our portfolio, we continue to gain both share of wallet and market share across emerging markets. Share of wallet increased by 2 percentage points year-over-year in the first half to the low teens, and we now estimate our share of emerging-market digital payments in the low single digits[2]. Despite our growth, the opportunity to deepen relationships across our merchant base and capture more merchants remains massive.

[1] Considers global players operating across multiple countries and with an active presence in emerging markets. [2] Market data: Statista Market Insights, April 2025. Data was converted from local currencies using average exchange rates of the respective year. Total addressable market considers Digital Commerce and Inward Remittances markets. Current Merchants wallet size is an internal estimate based on merchant's financial data, Statista Market Insights, and industry reports. Market share calculated based on annualized TPV, using 1H26 TPV multiplied by 2. SoW analysis covers 90% of dLocal's TPV. dLocal's share of wallet is defined as the amount processed by dLocal for an existing customer, over their total processed volume in dLocal's addressable markets.

Asia-Pacific is a clear example of this opportunity and a region about which we are increasingly excited. It is large, fast-growing and highly fragmented, with significant untapped potential. It has become one of our strategic priorities, and we have been expanding our presence and investments in the region.

The growth we are seeing today reflects the work we have done on our platform over the last several quarters and years, including performance through our optimization capabilities, embedding AI and automation across the business, and expanding the value-added services we offer merchants. These efforts are delivering tangible results and continue to strengthen the foundation for our next phase of growth. We will continue to allocate capital with discipline behind these priorities and others as we scale the business. ■



Tech Update



Our product and tech investments continue to broaden our platform, enhance efficiency and unlock new revenue streams.

Coverage & Performance

- **Expanding our local payment reach:** Added **7** new APMs, bringing our total offering to **217** APMs across **39** markets. Additions include Domiciliación QR in Bolivia and OVO Recurring in Indonesia.
- **Improving conversion through our optimization suite:** Network tokenization reached **~36%** of card transactions, supporting higher approval rates. Together with Smart Routing, Smart Retry and Smart 3DS, our optimization suite can deliver up to **~10 p.p. of conversion uplift**[1] for localized payments.

AI & Automation

- **Development capacity:** dCoder, our proprietary agentic solution, now writes **~60%** of code autonomously. Combined with AI assistants used across engineering, it is helping **nearly double** monthly **deployments** YoY and **halve lead time**, with every line reviewed and approved by our engineers.
- **Automation agenda:** Since Jan 2025, AI-driven initiatives delivered monthly hours savings equivalent to **~10%** of internal headcount, automating high-volume workflows across compliance, fraud monitoring and treasury.

Value-added services

- **dMore:** Our Merchant of Record solution, with dLocal acting as the authorized reseller on the merchant's behalf. dMore manages **taxes**, **invoicing** and **compliance**, while local co-marketing partnerships help merchants acquire customers.
- **BNPL Fuse:** Our orchestration layer now connects merchants to **10** consumer credit providers across **8** markets. New integrations with Mobicred, Addi, Tamara and DiDi Paga Después broaden access to localized financing options.



[1] Internal data. Based on internal tests and merchant use cases in specific emerging markets.

Business highlights



Pay-ins TPV

US$13.4B

▲+110% YoY ▲+33% QoQ

Pay-ins surpassed $13B for the first time, with strong performance in ride-hailing, on-demand delivery, e-commerce, travel, and SaaS.

Pay-outs TPV

US$4.3B

▲+51% YoY ▲+8% QoQ

QoQ expansion driven by remittances and e-commerce.

Cross-border TPV

US$6.9B

▲+46% YoY ▲+9% QoQ

QoQ results mainly driven by remittances, travel, ride-hailing, and e-commerce.

Local-to-local TPV

US$10.8B

▲+141% YoY ▲+40% QoQ

QoQ results mainly driven by ride-hailing, on-demand delivery, and e-commerce.

LatAm Revenue

US$326.6M

▲+61% YoY ▲+24% QoQ 82% of total revenue

QoQ comparison driven by broad-based volume growth in the region.

LatAm Gross Profit

US$102.2M

▲+39% YoY ▲+21% QoQ 80% of total gross profit

QoQ comparison explained by strong performance in Brazil and Argentina.

Africa and Asia Revenue

US$73.0M

▲+36% YoY +0% QoQ 18% of total revenue

The QoQ comparison driven softer remittance volumes in Nigeria and lower FX spreads in Vietnam.

Africa and Asia Gross Profit

US$25.0M

▼-1% YoY ▼-27% QoQ 20% of total gross profit

The QoQ comparison driven by lower contribution from higher FX spread markets (Mozambique and Vietnam) and one-off cost increase in Nigeria.

Revenue from Existing Merchants

US$391.7M

▲+58% YoY NRR 153%

Annual growth and high net revenue retention rate (NRR) due to expansion among existing merchants.

Revenue from New Merchants

US$8.0M

vs. US$ 8.3M in 2Q25

Notable contribution from financial services, remittances, and travel.

Unaudited quarterly results.

The tables below present the breakdown of dLocal's TPV by product and type of flow:

In millions of US$ except for %	Three months ended on June 30				Six months ended on June 30			
	2026	% share	2025	% share	2026	% share	2025	% share
Pay-ins	13,440	76%	6,395	69%	23,559	74%	11,837	68%
Pay-outs	4,254	24%	2,816	31%	8,189	26%	5,482	32%
Total TPV	**17,694**	**100%**	**9,212**	**100%**	**31,749**	**100%**	**17,319**	**100%**

In millions of US$ except for %	Three months ended on June 30				Six months ended on June 30			
	2026	% share	2025	% share	2026	% share	2025	% share
Cross-border	6,881	39%	4,719	51%	13,214	42%	8,977	52%
Local to Local	10,813	61%	4,493	49%	18,534	58%	8,342	48%
Total TPV	**17,694**	**100%**	**9,212**	**100%**	**31,749**	**100%**	**17,319**	**100%**

The tables below present the breakdown of dLocal's revenue by geography:

In millions of US$ except for %	Three months ended on June 30				Six months ended on June 30			
	2026	% share	2025	% share	2026	% share	2025	% share
Latin America	**326.6**	*82%*	**202.7**	*79%*	**589.1**	*80%*	**365.6**	*77%*
Brazil	90.2	*23%*	47.0	*18%*	148.0	*20%*	81.4	*17%*
Argentina	68.9	*17%*	31.6	*12%*	130.1	*18%*	59.9	*13%*
Mexico	74.7	*19%*	45.7	*18%*	130.4	*18%*	82.4	*17%*
Other LatAm	92.8	*23%*	78.4	*31%*	180.6	*25%*	141.9	*30%*
Africa & Asia	**73.0**	*18%*	**53.7**	*21%*	**146.4**	*20%*	**107.6**	*23%*
Total Revenue	**399.7**	*100%*	**256.5**	*100%*	**735.5**	*100%*	**473.2**	*100%*

The tables below present the breakdown of dLocal's gross profit by geography:

In millions of US$ except for %	Three months ended on June 30				Six months ended on June 30			
	2026	% share	2025	% share	2026	% share	2025	% share
Latin America	**102.2**	*80%*	**73.6**	*74%*	**186.9**	*76%*	**133.1**	*72%*
Brazil	39.8	*31%*	24.3	*25%*	67.3	*27%*	37.3	*20%*
Argentina	19.7	*15%*	14.1	*14%*	35.2	*14%*	24.7	*13%*
Mexico	11.9	9%	11.9	*12%*	24.3	*10%*	22.7	*12%*
Other LatAm	30.9	*24%*	23.4	*24%*	60.1	*24%*	48.4	*26%*
Africa & Asia	**25.0**	*20%*	**25.3**	*26%*	**59.0**	*24%*	**50.7**	*28%*
Total Gross Profit	**127.2**	*100%*	**98.9**	*100%*	**245.8**	*100%*	**183.8**	*100%*

Financial highlights



- **Total Payment Volume ("TPV")** reached US$17.7 billion in the second quarter of 2026, up 92% year-over-year compared to US$9.2 billion in the second quarter of 2025 and up 26% compared to US$14.1 billion in the first quarter of 2026. In constant currency, TPV growth for the period would have been 80% year-over-year.

- **Revenues** amounted to US$399.7 million, up 56% year-over-year compared to US$256.5 million in the second quarter of 2025 and up 19% compared to US$335.9 million in the first quarter of 2026. In constant currency, revenue growth for the period would have been 50% year-over-year. The quarter-over-quarter comparison was driven by volume growth.

- **Gross profit** was US$127.2 million in the second quarter of 2026, a new record, up 29% compared to US$98.9 million in the second quarter of 2025 and up 7% compared to US$118.7 million in the first quarter of 2026. In constant currency, gross profit growth for the period would have been 23% year-over-year. The quarterly comparison was driven by (i) Brazil, supported by the ramp-up of ride-hailing and travel merchants alongside sustained e-commerce growth; (ii) Argentina, driven by broad-based growth across e-commerce, ride-hailing and on-demand delivery, as well as lower advancement costs; partially offset by (iii) Mexico, with large Tier 0 merchants hitting higher volume pricing tier along with cost pressure. Underlying volume and revenue growth (64% YoY) remain solid; and (iv) Africa and Asia, with lower contribution from higher FX spread markets (Mozambique and Vietnam) and one-off cost increase in Nigeria.

- As a result, **gross profit margin** was 32% in this quarter, compared to 39% in the second quarter of 2025 and 35% in the first quarter of 2026.

- **Gross profit over TPV** was at 0.72%, decreasing from 1.07% in the second quarter of 2025 and from 0.84% in the first quarter of 2026, reflecting the higher local-to-local share, the ramp-up of large merchants, and the natural margin dynamics of scaling volume with established merchants and into new payment methods, products, and countries.

- **Operating expenses** reached US$63.0 million for the second quarter of 2026, up 46% year-over-year and down 4% quarter-over-quarter. The year-over-year increase reflects the annualization of investments made in the second half of 2025, higher average salaries driven by the annual merit cycle and a limited number of senior strategic hires, and higher marketing spend concentrated in the first half around the World Cup campaign and large merchant events. The sequential decrease partly reflects the absence of the US$4.4 million non-recurring prior-year tax item recorded in OPEX in the first quarter of 2026.

- As a result, **Operating profit** was US$64.2 million, up 15% year-over-year and 22% quarter-over-quarter. The Operating Profit to Gross Profit ratio was 50%, up 6 p.p. quarter-over-quarter compared to 44% as reported in the first quarter of 2026 and down 6 p.p. year-over-year compared to 56% as reported in the second quarter of 2025.

- **Net financial result**[1] was a US$2.3 million gain, compared to a net finance loss of US$3.8 million in the second quarter of 2025 and a net finance gain of US$5.2 million in the first quarter of 2026.

- Our **effective income tax rate** for the period was approximately 16%, in line with the second quarter of 2025 and lower when compared to 26% for the first quarter of 2026, which was elevated by the non-recurring prior-period adjustment, as explained in the previous quarter.

- **Net income** for the second quarter of 2026 was US$54.8 million, or US$0.18 per diluted share, up 28% compared to a profit of US$42.8 million, or US$0.14 per diluted share, for the second quarter of 2025, and up 31% compared to a profit of US$41.9 million, or US$0.14 per diluted share, for the first quarter of 2026. The quarterly comparison is explained by higher operational profit and lower tax expenses.

[1] Financial income minus finance costs.

- **Adjusted free cash flow** for the second quarter of 2026 amounted to US$68.5 million, up 41% year-over-year compared to US$48.4 million in the second quarter of 2025, and up substantially compared to US$14.7 million in the first quarter of 2026. The improvement reflects the normalization of the temporary working-capital effects (including timing in tax-credit netting and receivables from advancement operations) that had weighed on the first quarter of 2026.

- As of June 30, 2026, dLocal had US$794.9 million in total **cash and cash equivalents**, which includes US$369.1 million of Corporate cash and cash equivalents. The Corporate cash and cash equivalents increased by US$115.3 million from US$253.8 million as of June 30, 2025. When compared to the US$451.8 million Corporate cash and cash equivalents position as of March 31, 2026, it decreased by US$82.7 million quarter-over-quarter, explained by the dividends payment and execution of the share repurchase program. Under the $300 million program authorized in March 2026, the Company has repurchased approximately 6.9 million Class A shares for US$86.1 million through the end of the second quarter.

- Before the date of this release, and following the Board of Directors' approval of the Company's financial statements for the second quarter of 2026, ended June 30, 2026, on August 12, 2026 we entered into a credit agreement with certain of our subsidiaries as initial guarantors and the lenders party thereto, providing for a U.S.$150.0 million senior unsecured credit facility. The facility matures on August 14, 2029, and is repayable in 11 equal, quarterly installments of US$13.6 million each, plus interest, commencing six months following the borrowing date, as specified in the Credit Agreement. Interest accrues at Term SOFR (Secured Overnight Financing Rate) plus 2.00% per annum. The proceeds of the facility are intended to be used for general corporate purposes.

The following table summarizes our key performance metrics

	Three months ended on June 30			Six months ended on June 30		
	2026	2025	% change	2026	2025	% change
Key Performance metrics			(In millions of US$ except for %)			
TPV	17,694	9,212	92%	31,749	17,319	83%
Revenue	399.7	256.5	56%	735.5	473.2	55%
Gross Profit	127.2	98.9	29%	245.8	183.8	34%
Gross Profit margin	32%	39%	-7p.p	33%	39%	-5p.p
Operating profit	64.2	55.8	15%	116.9	101.6	15%
Operating profit /Gross Profit	50%	56%	-6p.p	48%	55%	-8p.p
Net Income	54.8	42.8	28%	96.7	89.5	8%
Net Income margin	14%	17%	-3p.p	13%	19%	-6p.p

2026 guidance update

Relevant trends:

- Continued strong TPV growth across multiple verticals and geographies, with large merchants having accelerated ramp up;
- Slight sequential increase in Opex mainly due to higher average salaries; headcount was almost flat QoQ and reached its peak for the year;
- Further operating leverage is expected in H2, driven by deployment of multiple automation projects we have invested in and the end of our World Cup related marketing efforts;
- Guidance reflects reported figures and does not adjust for prior-year tax effects, and actual FX impacts vs forecast.

Consider the following in connection with our guidance: emerging markets remain volatile, reflecting the evolving global macroeconomic, currency and trade landscape and its potential impact on these economies.

Our key exposures include the evolving Brazilian tax environment, Argentine FX, tariff sensitivity (particularly in Mexico and Brazil), electoral uncertainty across the region, and broader FX risk across our emerging market footprint.

		Expectation based on 2026 original guidance					
Metric	2026 Guidance	Below lower	Lower	Mid	Upper	Above upper	New range
TPV	50% - 60% YoY						60% - 70% YoY
Gross Profit	22.5% - 27.5% YoY						25% - 30% YoY
Operating profit	27.5% - 32.5% YoY				Operating profit *exc. prior-year tax adjustment*		Unchanged 27.5% - 32.5% YoY

Adjusted Free Cash Flow reconciliation

We calculate "Adjusted Free Cash Flow" as net cash (used in) / generated from cash flows from operating activities, less (i) changes in working capital (merchant), and (ii) capital expenditures. The working capital (merchant) is defined as (i) changes in Trade receivables net (disclosed in Note 17 to our consolidated financial statements for the period ended June 30, 2026), plus (ii) changes in Trade payables (disclosed in Note 20 to our consolidated financial statements for the period ended June 30, 2026), plus (iii) changes in Other tax liabilities (disclosed in note 21 to our consolidated financial statements for the period ended June 30, 2026). Capital expenditures consist of acquisitions of property, plant and equipment and additions of intangible assets.

Management uses Adjusted Free Cash Flow as a measure for evaluating the Company's cash generation and the cash available for distribution to our shareholders as dividends pursuant to our dividend policy. Adjusted Free Cash Flow is not a financial measure recognized under IFRS and does not purport to be an alternative to cash generated from operating activities or as a measure of liquidity. Our presentation of Adjusted Free Cash Flow has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under IFRS. See below for a reconciliation of our Adjusted Free Cash Flow to the nearest IFRS measure.

The table below presents a reconciliation of dLocal's Adjusted Free Cash Flow reconciliation:

$ in thousands (except percentages)	Three months ended on June 30		Six months ended on June 30	
	2026	2025	2026	2025
Net cash (used in) / generated from operating activities	140,522	124,459	233,304	219,872
Changes in working capital (merchant)[1]	(62,064)	(67,578)	(130,455)	(115,748)
Capital expenditures[2]	(9,910)	(8,434)	(19,649)	(15,946)
Adjusted Free Cash Flow	**68,548**	**48,447**	**83,200**	**88,176**

Note: [1] Changes in working capital (merchant) consists of (i) changes in the period in the balance of trade receivables net, plus (ii) changes in the period in the balance of trade payables, plus (iii) changes in the period in the balance of other tax liabilities. [2] Capital expenditures consist of acquisitions of property, plant and equipment and Additions of Intangible Assets.

TPV, Revenue and Gross profit constant currency measures to reported results

Constant currency revenue is a non-IFRS financial measure. Constant currency measures are prepared and presented to eliminate the effect of foreign exchange, or "FX," volatility between the comparison periods, allowing management and investors to evaluate our financial performance despite variations in foreign currency exchange rates, which may not be indicative of our core operating results and business outlook. The constant currency measures are not calculated in accordance with IFRS or any other generally accepted accounting principles and should not be considered as a measure of performance in isolation.

Our calculation for constant currency may differ from similarly-titled measures presented by other companies and should not be considered in isolation or as a replacement for our measure of revenue for the period as presented in accordance with IFRS.

As used by dLocal, constant currency measures were calculated as the aggregated value of current period TPV, revenue and gross profit multiplied by current period average FX rate divided by previous period average FX rate for each country we transacted during given period. Constant currency measures do not include adjustments for any other macroeconomic effect, such as local currency inflation effects, or any price adjustment to compensate for local currency inflation or devaluation.

The table below presents dLocal's constant currency measures:

As reported

In millions of US$ except for %	Three months ended on June 30		
	2026	2025	% change
TPV	17,694	9,212	92%
Revenue	400	256	56%
Gross Profit	127	99	29%

Constant currency measures

In millions of US$ except for %	Three months ended on June 30		
	2026	2025	% change
TPV	16,562	9,212	80%
Revenue	385	256	50%
Gross Profit	122	99	23%

Earnings per share

We calculate basic earnings per share by dividing the profit attributable to owners of the group by the weighted average number of common shares outstanding during the three-month period ended June 30, 2026 and 2025.

Our diluted earnings per share is calculated by dividing the profit attributable to owners of the group of dLocal by the weighted average number of common shares outstanding during the period plus the weighted average number of common shares that would be issued on conversion of all dilutive potential common shares into common shares.

The following table presents the information used as a basis for the calculation of our earnings per share:

	Three months ended on June 30		Six months ended on June 30	
	2026	2025	2026	2025
Profit attributable to common shareholders (USD)	54,638,314	42,810,218	96,612,862	89,439,548
Weighted average number of common shares	288,040,785	289,578,429	289,338,549	287,565,063
Adjustments for calculation of diluted earnings per share	7,832,325	11,543,051	7,648,593	13,463,085
Weighted average number of common shares for calculating diluted earnings per share	295,873,110	301,121,480	296,987,141	301,028,148
Basic earnings per share	0.19	0.15	0.33	0.31
Diluted earnings per share	0.18	0.14	0.33	0.30



Appendix



Definition of selected operational metrics

API → means application programming interface, which is a general term for programming techniques that are available for software developers when they integrate with a particular service or application. In the payments industry, APIs are usually provided by any party participating in the money flow (such as payment gateways, processors, and service providers) to facilitate the money transfer process.

Cross-border → means a payment transaction whereby dLocal is collecting in one currency and settling into a different currency and/or in a different geography.

Local payment methods → refers to any payment method that is processed in the country where the end user of the merchant sending or receiving payments is located, which include credit and debit cards, cash payments, bank transfers, mobile money, and digital wallets.

Local-to-local → means a payment transaction whereby dLocal is collecting and settling in the same currency.

Net Revenue Retention Rate or NRR → is a U.S. dollar-based measure of retention and growth of dLocal's merchants. NRR is calculated for a period or year by dividing the Current Period/Year Revenue by the Prior Period/Year Revenue. The Prior Period/Year Revenue is the revenue billed by us to all our customers in the prior period. The Current Period/Year Revenue is the revenue billed by us in the current period to the same customers included in the Prior Period/Year Revenue. Current Period/Year Revenue includes revenues from any upselling and cross-selling across products, geographies, and payment methods to such merchant customers, and is net of any contractions or attrition, in respect of such merchant customers, and excludes revenue from new customers on-boarded in the preceding twelve months. As most of dLocal revenues come from existing merchants, the NRR rate is a key metric used by management, and we believe it is useful for investors in order to assess our retention of existing customers and growth in revenues from our existing customer base.

Pay-in → means a payment transaction whereby dLocal's merchant customers receive payment from their customers.

Pay-out → means a payment transaction whereby dLocal disburses money in local currency to the business partners or customers of dLocal's merchant customers.

Revenue from New Merchants → means the revenue billed by us to merchant customers that we did not bill revenues in the same quarter (or period) of the prior year.

Revenue from Existing Merchants → means the revenue billed by us in the last twelve months to the merchant customers that we billed revenue in the same quarter (or period) of the prior year.

TPV → dLocal presents total payment volume, or TPV, which is an operating metric of the aggregate value of all payments successfully processed through dLocal's payments platform. Because revenue depends significantly on the total value of transactions processed through the dLocal platform, management believes that TPV is an indicator of the success of dLocal's global merchants, the satisfaction of their end users, and the scale and growth of dLocal's business.

Rounding → We have made rounding adjustments to some of the figures included in this interim report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

dLocal Limited

Certain financial information. Consolidated Statements of Comprehensive Income for the three-month and six-month periods ended June 30, 2026 and 2025 *All amounts in thousands of U.S. Dollars except share data or as otherwise indicated*

	Three months ended on June 30		Six months ended on June 30	
	2026	2025	2026	2025
Continuing operations				
Revenues	**399,664**	**256,458**	**735,526**	**473,217**
Cost of services	(272,514)	(157,573)	(489,692)	(289,453)
Gross profit	**127,150**	**98,885**	**245,834**	**183,764**
Technology and development expenses	(13,298)	(7,380)	(25,422)	(14,147)
Sales and marketing expenses	(9,892)	(4,842)	(19,811)	(11,977)
General and administrative expenses	(36,460)	(27,003)	(79,117)	(51,327)
Impairment (loss)/gain on financial assets	(1,430)	(1,415)	(2,210)	(1,801)
Other operating loss	(1,909)	(2,480)	(2,341)	(2,902)
Operating profit	**64,161**	**55,765**	**116,933**	**101,610**
Finance income	5,067	11,110	15,824	23,338
Finance costs	(2,757)	(14,895)	(8,355)	(20,154)
Inflation adjustment	(1,483)	(984)	(2,869)	(1,869)
Other results	**827**	**(4,769)**	**4,600**	**1,315**
Profit before income tax	**64,988**	**50,996**	**121,533**	**102,925**
Income tax expense	(10,213)	(8,188)	(24,822)	(13,450)
Profit for the period	**54,775**	**42,808**	**96,711**	**89,475**
Profit attributable to:				
Owners of the Group	54,638	42,810	96,612	89,440
Non-controlling interest	137	(2)	99	35
Profit for the period	**54,775**	**42,808**	**96,711**	**89,475**
Earnings per share (in USD)				
Basic Earnings per share	0.19	0.15	0.33	0.31
Diluted Earnings per share	0.18	0.14	0.33	0.30
Other comprehensive Income				
Items that are or may be reclassified to profit or loss:				
Exchange difference on translation on foreign operations	1,805	4,303	4,852	7,829
Other comprehensive income for the period, net of tax	**1,805**	**4,303**	**4,852**	**7,829**
Total comprehensive income for the period	**56,580**	**47,111**	**101,563**	**97,304**
Total comprehensive income for the period is attributable to:				
Owners of the Group	56,520	47,010	101,462	97,184
Non-controlling interest	60	101	101	120
Total comprehensive income for the period	**56,580**	**47,111**	**101,563**	**97,304**

dLocal Limited

Certain financial information. Consolidated Statements of Financial Position as of June 30, 2026 and 2025 *All amounts in thousands of U.S. dollars*

	2026 on June 30, 2026	2025 on June 30, 2025
ASSETS		
Current Assets		
Cash and cash equivalents	794,943	476,939
Financial assets at fair value through profit or loss	79,214	125,526
Trade and other receivables	1,149,456	487,320
Derivative financial instruments	169	691
Other assets	25,055	29,888
Total Current Assets	**2,048,837**	**1,120,364**
Non-Current Assets		
Trade and other receivables	24,737	14,698
Deferred tax assets	4,173	5,961
Property, plant and equipment	3,864	4,208
Right-of-use assets	2,752	4,124
Intangible assets	94,850	68,165
Goodwill	6,550	-
Other assets	5,782	3,792
Total Non-Current Assets	**142,708**	**100,948**
TOTAL ASSETS	**2,191,545**	**1,221,312**
LIABILITIES		
Current Liabilities		
Trade and other payables	1,554,943	691,081
Lease liabilities	1,113	1,201
Tax liabilities	19,351	14,330
Derivative financial instruments	1,928	2,555
Financial liabilities	64,632	56,806
Provisions	759	544
Total Current Liabilities	**1,642,726**	**766,517**
Non-Current Liabilities		
Deferred tax liabilities	6,676	3,918
Lease liabilities	1,626	2,696
Total Non-Current Liabilities	**8,302**	**6,614**
TOTAL LIABILITIES	**1,651,028**	**773,132**
EQUITY		
Share Capital	576	587
Share Premium	-	192,820
Treasury Shares	-	(200,980)
Capital Reserve	55,453	39,241
Other Reserves	(11,035)	(13,190)
Retained earnings	495,254	429,482
Total Equity Attributable to owners of the Group	**540,248**	**447,960**
Non-controlling interest	269	220
TOTAL EQUITY	**540,517**	**448,180**
TOTAL EQUITY AND LIABILITIES	**2,191,545**	**1,221,312**

dLocal Limited

Certain interim financial information. Consolidated Statements of Cash flows for the the three-month and six-month periods ended June 30, 2026 and 2025 *All amounts in thousands of U.S. dollars*

	Three months ended on June 30		Six months ended on June 30	
	2026	2025	2026	2025
Cash flows from operating activities				
Profit before income tax	64,988	50,996	121,533	102,925
Adjustments:				
Interest Income from financial instruments	(5,067)	(5,976)	(15,657)	(11,082)
Interest charges for lease liabilities	53	41	110	82
Other interests charges	(752)	1,568	6,760	2,452
Finance expense related to derivative financial instruments	2,932	3,177	3,633	3,591
Net exchange differences	469	9,765	(2,147)	13,908
Fair value loss/(gain) on financial assets at FVPL	-	(4,791)	(167)	(12,134)
Amortization of Intangible assets	7,328	5,055	14,390	9,639
Depreciation and disposals of PP&E and right-of-use	608	485	1,261	1,188
Share-based payment expense, net of forfeitures	6,489	4,911	12,555	10,931
Other operating gain	1,909	2,480	2,341	2,902
Net Impairment loss/(gain) on financial assets	1,430	1,415	2,210	1,801
Inflation adjustment and other financial results	2,187	3,180	5,050	9,263
	82,574	**72,306**	**151,872**	**135,466**
Changes in working capital				
Increase in Trade and other receivables	(410,436)	(13,046)	(580,738)	8,036
Decrease / (Increase) in Other assets	(4,265)	1,175	(18,544)	2,200
Increase / (Decrease) in Trade and Other payables	495,664	76,948	700,507	93,294
Increase / (Decrease) in Tax Liabilities	(7,261)	(2,928)	2,316	(1,963)
Increase / (Decrease) in Provisions	298	1	326	44
Cash (used) / generated from operating activities	**156,575**	**134,457**	**255,738**	**237,076**
Income tax paid	(16,052)	(9,998)	(22,433)	(17,206)
Net cash (used) / generated from operating activities	**140,522**	**124,459**	**233,304**	**219,872**
Cash flows from investing activities				
Acquisitions of Property, plant and equipment	(241)	(515)	(763)	(1,460)
Additions of Intangible assets	(9,669)	(7,919)	(18,886)	(14,486)
Acquisition of financial assets	(65,164)	(92,090)	(92,040)	(133,464)
Collections of financial assets	83,153	86,554	111,123	133,970
Interest collected from financial instruments	5,067	5,977	15,657	11,083
Cash acquired in a business combination	791	-	791	-
Payments for investments in other assets at FVPL	-	(2,500)	-	(12,500)
Net cash (used in) / generated investing activities	**13,936**	**(10,493)**	**15,882**	**(16,857)**
Cash flows from financing activities				
Repurchase of shares	(75,940)	-	(86,062)	-
Share-options exercise paid	65	940	257	940
Dividends paid	(57,211)	(149,982)	(57,211)	(149,982)
Interest payments on lease liability	(53)	(41)	(110)	(82)
Principal payments on lease liability	382	(478)	(366)	(1,141)
Finance expense paid related to derivative financial instruments	601	(1,948)	(3,300)	(5,080)
Net proceeds from financial liabilities	(47,619)	6,224	(22,266)	12,014
Interest payments on financial liabilities	5,306	(3,835)	-	(6,001)
Other finance expense paid	591	(1,399)	(6,864)	(2,113)
Net cash used in by financing activities	**(173,878)**	**(150,520)**	**(175,922)**	**(151,445)**
Net increase in cash flow	**(19,419)**	**(36,554)**	**73,264**	**51,570**
Cash and cash equivalents at the beginning of the period	**815,605**	**511,506**	**719,897**	**425,172**
Net (decrease)/increase in cash flow	(19,419)	(36,554)	73,264	51,570
Effects of exchange rate changes on inflation and cash and cash equivalents	(1,243)	1,987	1,782	197
Cash and cash equivalents at the end of the period	**794,943**	**476,939**	**794,943**	**476,939**

Conference call and webcast

dLocal's management team will host a conference call and audio webcast on August 13, 2026 at 5:00 p.m. Eastern Time. Please click here to pre-register for the conference call and obtain your dial in number and passcode.

The live conference call can be accessed via audio webcast at the investor relations section of dLocal's website, at https://investor.dlocal.com/. An archive of the webcast will be available for a year following the conclusion of the conference call. The investor presentation will also be filed on EDGAR at www.sec.gov.

About dLocal

dLocal builds financial infrastructure for markets of the future, connecting global enterprises with billions of emerging market consumers in more than 60 countries across high-growth markets in Africa, Asia, the Middle East, and Latin America. Through the "One dLocal" concept (one direct API, one platform, and one contract), global companies can accept payments, send payouts, and settle funds globally without the need to manage multiple local entities and integrations. For more information, visit www.dlocal.com





Forward-looking statements

This press release may contain forward-looking statements. These forward-looking statements convey dLocal's current expectations or forecasts of future events, including guidance in respect of total payment volume, gross profit and operating profit. Forward-looking statements regarding dLocal and amounts stated as guidance involve known and unknown risks, uncertainties and other factors that may cause dLocal's actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Certain of these risks and uncertainties are described in the "Risk Factors," and "Cautionary Statement Regarding Forward-Looking Statements" sections of dLocal's filings with the U.S. Securities and Exchange Commission.

Unless required by law, dLocal undertakes no obligation to publicly update or revise any forward-looking statements to reflect circumstances or events after the date hereof.

Starting in 2026, we provide guidance in respect of Operating Profit, which management believes is useful as a measure to compare our operating results to the operations of other companies in our industry, and to assess our operating performance independently of our capital structure, tax position, and non-cash depreciation and amortization charges.

Investor Relations Contact

investor@dlocal.com

Media Contact

media@dlocal.com